UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16)

Overseas Shipholding Group, Inc.
(Name of Issuer)

Common Stock, par value $1 per share
(Title of Class of Securities)

690368 10 5
(CUSIP Number)

Ariel J. Deckelbaum, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Ave of the Americas New York, New York 10019 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 690368 10 5	SCHEDULE 13D/A	Page 2 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oudi Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,458,554
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,458,554
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,458,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.75%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 690368 10 5	SCHEDULE 13D/A	Page 3 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Diane Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 644,890
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 644,890
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 644,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.10%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 690368 10 5	SCHEDULE 13D/A	Page 4 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ariel Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,179
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,179
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.25%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 690368 10 5	SCHEDULE 13D/A	Page 5 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leon Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 603,931
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 603,931
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.97%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 690368 10 5	SCHEDULE 13D/A	Page 6 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yudith Yovel Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 652,964
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 652,964
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.13%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 690368 10 5	SCHEDULE 13D/A	Page 7 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Starec Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alaska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO – Trust

CUSIP No. 690368 10 5	SCHEDULE 13D/A	Page 8 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael Recanati, individually and as trustee of Starec Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,368
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,368
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,368
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 690368 10 5	SCHEDULE 13D/A	Page 9 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michele Kahn, as trustee of Starec Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 690368 10 5	SCHEDULE 13D/A	Page 10 of 12

Item 4.     Purpose of Transaction.

Item 4 of the Statement on Schedule 13D, as amended from time to time, is amended by adding the following paragraph:

On April 21, 2014, Diane Recanati, Grantchester, LLC, the Diane Recanati Trust, Oudi Recanati, the Eagle Corporation, Leon Recanati, Yudith Yovel Recanati, Gandyr Nadlan Ltd., Ariel Recanati, Leon (Lenny) Recanati, David Recanati, the SEAVIEW Trust and the Starec Trust (f/k/a the Michael Recanati Trust) (collectively, the “Recanati Family Stockholders”) entered into a termination agreement (the “Termination Agreement”), a copy of which is attached hereto as Exhibit B and incorporated herein by reference.  Pursuant to the Termination Agreement, the Recanati Family Stockholders agreed to terminate the Amended and Restated Stockholders Agreement, dated as of April 16, 2003, among Diane Recanati, Oudi Recanati, Leon Recanati, Yudith Yovel Recanati, Ariel Recanati, Leon (Lenny) Recanati, David Recanati, the SEAVIEW Trust and the Starec Trust (as supplemented by the Amended and Restated Supplemental Stockholders Agreement, dated as of the same date, and as further amended by the First Amendment to the Amended and Restated Stockholders Agreement, dated as of December 18, 2003, the “Amended and Restated Stockholders Agreement”), and Diane Recanati, Oudi Recanati and the Starec Trust agreed to terminate the separate Stockholders Agreement, dated as of September 10, 2003, among Diane Recanati, Oudi Recanati and the Starec Trust (the “Separate Stockholders Agreement”).

Item 5.      Interest in Securities of the Issuer.

Item 5 of the Statement on Schedule 13D, as amended from time to time, is amended by adding the following paragraphs:

On April 21, 2014, the Recanati Family Stockholders entered into a Termination Agreement, pursuant to which the Recanati Family Stockholders agreed to terminate the Amended and Restated Stockholders Agreement, and Diane Recanati, Oudi Recanati and the Starec Trust agreed to terminate the Separate Stockholders Agreement, and as a result, the Recanati Family Stockholders are no longer deemed to share the power to vote or the power to dispose of their shares of Common Stock.

Following the Termination Agreement, each of Diane Recanati, Grantchester, LLC, the Diane Recanati Trust, Oudi Recanati, the Eagle Corporation, Leon Recanati, Yudith Yovel Recanati, Gandyr Nadlan Ltd., Ariel Recanati, Leon (Lenny) Recanati, David Recanati, Michael Recanati, the SEAVIEW Trust and the Starec Trust ceased to be a beneficial owner of more than 5% of the Common Stock on April 21, 2014. Following the Termination Agreement:

•
Diane Recanati may be deemed to beneficially have sole voting and dispositive power over 637,390 shares of Common Stock held by Granchester, LLC, which represents 2.08% of the Common Stock outstanding, and 7,500 shares of Common Stock held by the Diane Recanati Trust, which represents 0.02% of the Common Stock outstanding, for a total of 644,890 shares of Common Stock, which represents 2.10% of the Common Stock outstanding; and

CUSIP No. 690368 10 5	SCHEDULE 13D/A	Page 11 of 12

•
Oudi Recanati has sole voting and dispositive power over 1,310,356 shares of Common Stock, which represents 4.27% of the Common Stock outstanding, and may be deemed to beneficially have sole voting and dispositive power over an additional 148,198 shares of Common Stock held by Eagle Corporation, which represents 0.48% of the Common Stock outstanding, for a total of 1,458,554 shares of Common Stock, which represents 4.75% of the Common Stock outstanding;

•	Leon Recanati has sole voting and dispositive power over 603,931 shares of Common Stock, which represents 1.97% of the Common Stock outstanding;

•
Yudith Yovel Recanati has sole voting and dispositive power over 627,964 shares of Common Stock, which represents 2.05% of the Common Stock outstanding, and may be deemed to beneficially have sole voting and dispositive power over an additional 25,000 shares of Common Stock held by Gandyr Nadlan Ltd., which represents 0.08% of the Common Stock outstanding, for a total of 652,964 shares of Common Stock, which represents 2.12% of the Common Stock outstanding;

•	Ariel Recanati has sole voting and dispositive power over 76,179 shares of Common Stock, which represents 0.25% of the Common Stock outstanding;

•	David Recanati has sole voting and dispositive power over 153,879 shares of Common Stock, which represents 0.50% of the Common Stock outstanding;

•	Michael Recanati has sole voting and dispositive power over 16,368 shares of Common Stock, which represents 0.05% of the Common Stock outstanding;

•	the SEAVIEW Trust has sole voting and dispositive power over 246,812 shares of Common Stock, which represents 0.80% of the Common Stock outstanding; and

•	Leon (Lenny) Recanati and the Starec Trust no longer hold any shares of Common Stock.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Termination Agreement

The summary of the Termination Agreement described in Item 4 above is incorporated herein by reference.

CUSIP No. 690368 10 5	SCHEDULE 13D/A	Page 12 of 12

Item 7.      Material to Be Filed as Exhibits

Exhibit A.	Joint Filing Agreement.

Exhibit B.	Termination Agreement.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated April 21, 2014

/s/ Oudi Recanati
Oudi Recanati

/s/ Diane Recanati
Diane Recanati

/s/ Ariel Recanati
Ariel Recanati

/s/ Leon Recanati
Leon Recanati

/s/ Yudith Yovel Recanati
Yudith Yovel Recanati

Starec Trust

/s/ Michael Recanati
Michael Recanati, individually and as Investment Trustee of Starec Trust

/s/ Michele Kahn
Michele Kahn, as Investment Trustee of Starec Trust